SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No.4)*

Parlux Fragrances, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

701645103
(CUSIP Number)

June 14, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]Rule 13d-1(b)
[x]Rule 13d-1(c)
[ ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

CUSIP No. 025334103

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pike Capital Partners, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 025334103

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pike Capital Partners (QP), LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 025334103

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pike Capital Management LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel W. Pike

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)[x]
(b)[ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

0

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

0

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%

12.TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, having $.001 par value (the “Common Stock”) of Parlux Fragrances, Inc. (the “Issuer”) beneficially owned by the Reporting Persons (as defined below) as of June 14, 2010 and amends and supplements the Schedule 13G originally filed on July 20, 2006, as previously amended (collectively, the “Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

The names of the persons filing this statement on this Schedule 13G (collectively, the “Reporting Persons”) are:

•	Pike Capital Partners, LP (the “LP Fund”),

•	Pike Capital Partners (QP), LP (the “QP Fund”),

•	Pike Capital Management LLC (“Pike Management”) and

•	Daniel W. Pike (“Mr. Pike”).

ITEM 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of each of the Reporting Persons is 340 Madison Avenue, 19th Floor, New York, New York 10173.

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

None of the Reporting Persons beneficially own any shares of Common Stock.

(b)	Percent of Class:

Not applicable.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 10. Certification.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  June 17, 2010

PIKE CAPITAL PARTNERS (QP), LP
By: Pike Capital Management LLC, its General Partner

By:  /s/ Kevin R. Arps
                            Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL PARTNERS, LP
By: Pike Capital Management LLC, its General Partner

By:  /s/ Kevin R. Arps
                            Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL MANAGEMENT LLC

By:  /s/ Kevin  R. Arps
             Kevin R. Arps, Chief Financial Officer

/s/ Kevin R. Arps
     Kevin R. Arps, as Attorney-in-Fact
     for Daniel W. Pike